UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission file number: 001-36625

CyberArk Software Ltd.
(Translation of registrant’s name into English)

9 Hapsagot St.
Park Ofer 2, P.O. Box 3143
Petach-Tikva 4951041, Israel
Tel: +972 (3) 918-0000
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

On December 9, 2024, CyberArk Software Ltd. (the “Company”) closed the previously announced underwritten secondary public offering (the “Offering”) by Triton Seller, LP (the “Selling Shareholder”), which is an affiliate of certain funds managed by Thoma Bravo, L.P., of 1,142,538 of the Company’s ordinary shares, par value NIS 0.01 per share (the “Shares”).

UNDERWRITING AGREEMENT

On December 5, 2024, the Company entered into an Underwriting Agreement (the “Underwriting Agreement”), by and among the Company, the Selling Shareholder and BofA Securities, Inc., as the sole underwriter (the “Underwriter”), relating to the Offering.

The Underwriter will offer the Shares from time to time for sale in one or more transactions on the Nasdaq, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

The Company did not receive any proceeds from the sale of the Shares by the Selling Shareholder.

The Underwriting Agreement contains customary representations, warranties, covenants and indemnification obligations of the Company, the Selling Shareholder and the Underwriter, as well as termination and other customary provisions.

The Offering was made pursuant to the Company’s effective registration statement on Form F-3 (File No. 333-282772), previously filed with the Securities and Exchange Commission on October 22, 2024, and a prospectus supplement dated December 5, 2024.

The foregoing description of the Underwriting Agreement is only a summary and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is attached as Exhibit 1.1 to this Form 6-K.

The Underwriting Agreement attached as Exhibit 1.1 to this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-282772).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CyberArk Software Ltd.

By:	/s/ Joshua Siegel
Name: Joshua Siegel
Title: Chief Financial Officer

Date: December 9, 2024

EXHIBIT INDEX

Exhibit No.	Document Description
1.1	Underwriting Agreement, dated December 5, 2024.